Lightning Gaming, Inc.
23 Creek Circle
Boothwyn, PA 19061

June 12, 2015

Via EDGAR

Maryse Mills-Apenteng, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: Lightning Gaming, Inc.

Preliminary Information Statement on Schedule 14C

Filed May 20, 2015

File No. 000-52575

Dear Ms. Mills-Apenteng:

We are in receipt of your comment letter dated May 29, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you disclose that you obtained the consent of the holders of 50.75 % of the outstanding shares of common stock. In your response letter, please identify these stockholders and the percentage of votes they each represent and describe their relationships with the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l). Alternatively, if you conclude that you did engage in a solicitation, please file a preliminary proxy statement on Schedule 14A.

RESPONSE: The basis for our belief that an information statement on Schedule 14C is the appropriate schedule to be filed is that there was no solicitation involved in the majority shareholder approval of the authorized share increase.

Five people collectively had shares of common stock representing 50.75% of shares outstanding on May 12, 2015 – the day before the shareholders signed the majority consent in lieu of a special meeting of shareholders of the Company:

(1)	Brian Haveson – the Company’s CEO, CFO, and a Director – owned 738,409 shares representing 16.03% of the shares outstanding.

(2)	Donald Caldwell – a Director – owned 840,000 shares representing 18.23% of the shares outstanding.

(3)	Frederick Tecce – a Director – owned 380,000 shares representing 8.25% of the shares outstanding.

(4)	Seth Berger – the Company’s CEO from August 2006 through November 2007 and a friend of Mr. Haveson. Mr. Berger and Mr. Haveson talk on a regular basis about the Company and Mr. Haveson indicated to Mr. Berger that increasing the authorized shares of the Company would be beneficial to the Company. Mr. Berger owned 229,916 shares representing 4.99% of the shares outstanding.

(5)	Richard Hansen – an investor in the Company since June 2005 and a friend of Mr. Haveson. Mr. Hansen and Mr. Haveson talk on a regular basis about the Company and Mr. Haveson indicated to Mr. Hansen that increasing the authorized shares of the Company would be beneficial to the Company. Mr. Hansen owned 150,000 shares representing 3.26% of the shares outstanding.

The sequence of events through which these consents were obtained consisted of the Board of Directors deciding an increase in the authorized shares would be beneficial to the Company and then Mr. Haveson discussing that with Mr. Berger and Mr. Hansen, two people with whom he talks on a regular basis about the Company. The members of the Board all signed the shareholder consent and we believe that, since the members of the Board cannot solicit themselves, they did not engage in solicitation within the meaning of solicitation in Rule 14a-1(l). We believe that Mr. Haveson’s discussions with Mr. Berger and Mr. Hansen are also not solicitation because he speaks to them about the Company on a regular basis.

For the sake of clarity, we have revised our definition of Majority Stockholders in the filing to disclose that Messrs. Haveson, Caldwell, and Tecce were among the five stockholders who collectively held 50.75% of the shares outstanding on May 12, 2015.

Authorize the Issuance of Nonvoting Common Stock, page 4

2.	Please revise your disclosure to provide information responsive to Item 11 of Schedule 14A, applicable to you via Item 1 of Schedule 14C, or advise.

RESPONSE: We have revised our disclosure to provide information responsive to Item 11 of Schedule 14A.

Reasons for the Amendment, page 4

3.	We note your disclosure stating that you would like to issue more shares of nonvoting stock to convert existing debt to equity. Please tell us whether you have any current plans, proposals or arrangements to issue any of the nonvoting stock If not, please revise your disclosures to state that you have no current plans, proposals or arrangements, written or otherwise, at this time to issue any such nonvoting stock.

RESPONSE: We have disclosed our current plans to issue some of the nonvoting stock.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Lightning Gaming, Inc.

By:	/s/ Brian Haveson
Name: Brian Haveson
Title: Chief Executive Officer